

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

Via E-mail
Wais Asefi
President and Chief Executive Officer
Textmunication Holdings, Inc.
1940 Contra Costa Boulevard
Pleasant Hill, CA 94523

> **Re:** **Textmunication Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 6, 2014**
> **File No. 333-196598**

Dear Mr. Asefi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the corporate name used in your registration statement, i.e., Textmunications Holdings, Inc., is inconsistent with the corporate name identified in your articles of incorporation, i.e., Textmunication Holdings, Inc. Please reconcile or advise.

2. We note that you seek to register up to 10 million shares of common stock pursuant to an equity distribution agreement with Creative Capital Ventures Ltd. Our staff accommodation permitting the resale offering of shares to be issued under an equity line transaction is not available where there is not an active public market for the shares being offered. In this regard, we note that your common stock is quoted on the OTC Pink marketplace and note further your statement on the cover page that there is not an active trading market for your common stock. Please remove these shares from your registration statement as the staff does not consider the private transaction to be completed due to lack of a fixed purchase price under your equity line agreement and our

position that the OTC Pink marketplace does not constitute an existing or public market. For additional guidance, please consider Questions 139.12 – 139.24 of our Securities Act Sections Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

4.   We note your disclosure that the price at which the selling shareholders may sell their shares will be at a price of $0.10 per share "or at prevailing market prices, prices related to prevailing market prices, or at privately negotiated prices." Since there is not an active trading market for your common stock, as you note, your references to "prevailing market prices" are not appropriate and you must disclose a fixed price. We will not object, however, if you state that the securities will be sold at the disclosed fixed price until your shares are quoted on the OTC Bulletin Board or the OTCQB marketplace of OTC Link and thereafter at prevailing market prices or privately negotiated prices. Please make corresponding changes throughout the prospectus.

5.   Given that you have structured your transaction on a best-efforts, no minimum basis, please remove the proceeds table from the cover page as it is likely to suggest that the total gross proceeds will be received.

Prospectus Summary, page 1

6.   Please disclose here and under your plan of distribution that you will have to maintain a current and effective registration statement for investors to exercise the warrants that are included as part of the units. Provide risk factor disclosure that addresses the risk to investors of the company not maintaining a current and effective registration statement.

Risk Factors, page 3

7.   It appears that you do not intend to register a class of securities under Section 12 of the Exchange Act. As such, please include a risk factor that informs potential investors that you will not be a fully reporting company and will be subject to the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on fully reporting issuers.

8.   Please address, in a separate risk factor, the possibility that your reporting obligations under Section 15(d) may be suspended due to a limited number of shareholders and alert potential investors to the adverse consequences of such a suspension of your reporting duties.

Risks Related to Our Financial Condition

"If we do not obtain additional financing…," page 3

9.   Please add a discussion here or in a separate risk factor that addresses the minimum period of time you will be able to conduct planned operations using currently available capital resources and the extent to which you currently use capital resources in your operations on a monthly basis. To the extent that you anticipate a deficiency in capital resources, disclose this and alert investors to the minimum additional capital necessary to fund planned operations for a 12-month period.

Description of Securities, page 16

10.   Please revise to disclose the material terms of the warrants being registered including, but not limited to, the amount of securities called for by the warrants, the exercise price and the period during which the warrants are exercisable, provisions for changes to or adjustments in the exercise price, and any other material terms. See Item 202(c) of Regulation S-K.

Warrants, page 18

11.   Please revise the second paragraph to clarify the specific date on which the warrants expire.

Our Business, page 18

12.   Please tell us whether you are dependent on one or a few major customers. If so, please provide appropriate disclosure here and consider whether any customer agreements are required to be filed. See Items 101(h)(4)(vii) and 601(b)(10) of Regulation S-K.

Government Regulation, page 21

13.   Please ensure that you discuss the effect of existing or probable governmental regulations on your business. For example, consider whether a discussion of the United States Telephone Consumer Protection Act and other relevant laws and regulations should be included here.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 24

14.   Please note that your MD&A section should discuss and analyze the company's business as seen through the eyes of management and not merely recite the financial statements in narrative form. In this regard, we note that your year-to-year comparisons recite line items from your financial statements. Please revise to discuss any known trends or uncertainties that have had or that you expect will have a material impact on your net sales or income from continuing operations. Additionally, please provide a narrative description of the extent to which increases in net sales from 2012 to 2013 were attributable to increases in prices or to increases in the amount of services sold. See Item 303 of Regulation S-K. For additional guidance, please consider Section III.B of SEC Release No. 33-8350.

Directors, Executive Officers, Promoters and Control Persons, page 27

15.   We note that Mr. Asefi has served as the CEO and Director of Textmunication, Inc., your subsidiary, since March 2009. Please revise to also include Mr. Asefi's term of office as a director and executive officer of the registrant. See Item 401(a) and (b) of Regulation S-K. Also, please revise to include a statement discussing Mr. Asefi's specific experience, qualifications, attributes, or skills that support his service as a director. See Item 401(e) or Regulation S-K.

Executive Compensation

Summary Compensation Table, page 28

16.   Please tell us whether Messrs. Mailloux and Brock have served the registrant or the subsidiary in any capacity in fiscal years 2012 and 2013 or are serving currently. In addition, advise us of their terms of office at any time. In this regard, please tell us how you determined to include their names in the summary compensation table. Refer to Item 402(m) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 29

17.   We note that you have included Creative Capital Ventures Ltd., the entity with whom you entered into the equity line agreement, in the beneficial ownership table, though it does not appear to have beneficial ownership of the 10,000,000 shares listed. As it appears that Creative Capital does not currently have voting or dispositive power over the shares or the right to acquire voting or dispositive power over the shares within 60 days, it is unclear why you have included this entity in the table. Please see Item 403 of Regulation S-K and Exchange Act Rule 13d-3 and revise or advise.

18.   Please clarify by footnote or otherwise the amount of shares with respect to which each person identified in the beneficial ownership table has the right to acquire beneficial ownership within 60 days. See Item 403 of Regulation S-K.

Changes in Control, page 29

19.   We note your disclosure on page 8 that Mr. Asefi pledged 59,400,000 of his shares to secure payment under a convertible note and that if the holder of the note were to foreclose on the pledged shares there would be a change in control of the company. Please disclose the material terms of this arrangement. See Item 403(c) of Regulation S-K. Additionally, in a footnote to your beneficial ownership table, please discuss the amount of shares Mr. Asefi has pledged. See Item 403(b) of Regulation S-K.

Recent Sales of Unregistered Securities, page 33

20.   Please revise this section to include the information required by Item 701 of Regulation S-K including, but not limited to, the date of sale and the exemption from registration claimed.

Exhibits and Financial Statement Schedules, page 34

21.   Please file a copy of the form of warrant and subscription agreements for this offering as exhibits to the registration statement.

22.   Please file your employment agreement with Mr. Asefi as an exhibit to the registration statement.

Exhibit 5.1

23.   We note your disclosure on page 18 that Cane Clark LLP has provided the legality opinion on the validity of your common stock and that the legality opinion is provided on Cane Clark LLP letterhead. However, we also note that the legality opinion appears to be signed by Mr. Doney in his individual capacity. Please reconcile.

Exhibit 23.1

24.   We note that the auditor consents to the inclusion of their report dated May 9, 2014 on the consolidated financial statements for the years ended December 31, 2013 and 2012. Please revise to indicate whether the auditor also consents to the inclusion of the balance sheets dated as of December 31, 2013 and 2012. Please also revise to indicate whether the auditor consents to the reference to the firm as "experts" as disclosed on page 18 of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Scott Doney, Esq.
        Cane Clark LLP